UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

SMSA Ballinger Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

78458L 106
(CUSIP Number)

Jeffrey M. McPhaul Munck Wilson Mandala, LLP 12770 Coit Road, Suite 600 Dallas, Texas 75251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78458L 106
1. Names of Reporting Persons. Gust Kepler
2. Check the appropriate Box if a Member of a Group (See Instructions) (a)¨ (b)¨
3. SEC Use Only.
4. Source of Funds (See Instructions) 00
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 14,900,000
8. Shared Voting Power 0
9. Sole Dispositive Power 14,900,000
9. 10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,900,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13. Percent of Class Represented by Amount in Row (11) 57.45%(1)
14. Type of Reporting Person (See Instructions) IN
(1) As of December 1, 2015, the Issuer had 20,935,010 shares of Common Stock, par value $0.001 (“Common Stock”) and 5,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”) issued and outstanding. The Reporting Person owns 9,900,000 shares of the Issuer’s Common Stock and 5,000,000 shares of the Issuer’s Preferred Stock, each share of which is convertible into one share of Common Stock, or 47.29% of issued and outstanding shares of the Issuer’s Common Stock and 100% of the Issuer’s issued and outstanding shares of Preferred Stock, representing approximately 57.45% of the Issuer’s issued and outstanding capital stock on a fully diluted basis.

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Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of SMSA Ballinger Acquisition Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5430 LBJ Freeway, Suite 1485, Dallas, Texas  75240.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Gust Kepler (the “Reporting Person”), an individual residing in Texas.

(b) The business address of the Reporting Person is 5430 LBJ Freeway, Suite 1485, Dallas, Texas  75240.

(c) The Reporting Person serves as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer and member of the Issuer’s Board of Directors.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of  the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person participated in a stock exchange transaction (the “Exchange Transaction”) executed pursuant to the terms of a Stock Exchange Agreement dated December 1, 2015 (the “Exchange Agreement”), whereby he exchanged (i) 9,900,000 shares of the common stock of Tiger Trade Technologies, Inc. (“Tiger Trade”) for 9,900,000 shares of the Common Stock of Issuer and (ii) 5,000,000 shares of preferred stock of Tiger Trade for 5,000,000 shares of the Preferred Stock of the Issuer.

Item 4.  Purpose of the Transaction

On December 1, 2015 (the “Closing Date”), the Issuer, Tiger Trade and the stockholders of Tiger Trade (each, a “Stockholder,” and together, the “Stockholders”) executed the Exchange Agreement, pursuant to which each Stockholder exchanged all of their respective issued and outstanding shares of Tiger Trade common stock, par value $0.001 (“Tiger Trade Common Stock”), on a one-for-one share basis, for an aggregate of Seventeen Million Nine Hundred Thousand (17,900,000) newly issued shares of Issuer Common Stock and each Stockholder holding issued and outstanding shares of Tiger Trade Series A Convertible Preferred Stock (“Tiger Trade Preferred Stock”) exchanged all such shares on a one-for-one share basis for an aggregate of Five Million (5,000,000) newly issued shares of Issuer Preferred Stock. As a condition precedent to consummation of the Exchange Agreement, Orsolya Peresztegi, the Issuer’s sole officer and director on the Closing Date, effected the cancellation of Seven Million Ninety-Five Thousand Six Hundred Two (7,095,602) shares of Issuer Common Stock pursuant to a Cancellation Agreement effective as of the Exchange Agreement Closing Date. Under the terms of the Cancellation Agreement, Tiger Trade paid Ms. Peresztegi a cancellation fee of Two Hundred Forty-Five Thousand Dollars ($245,000).

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As a result of the Exchange Agreement and Cancellation Agreement transactions described above, the Tiger Trade Stockholders acquired, in the aggregate, approximately 85.91% of the issued and outstanding Issuer Common Stock and 100% of the issued and outstanding Issuer Preferred Stock, representing approximately 88.64% of the issued and outstanding capital stock of the Issuer on a fully-diluted basis, and Tiger Trade became a wholly owned subsidiary of the Issuer as of the Closing Date. Under the Exchange Agreement, (1) Orsolya Peresztegi, the Issuer’s sole officer and director on the Closing Date, resigned as an officer of the Issuer and the Reporting Person was appointed as the President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company, and (2) the Reporting Person was appointed to serve as a director of the Company.

As a result of the Exchange Transaction, the business of Tiger Trade is now the principal business of the Issuer. The purpose of the stock exchange transaction was to provide Tiger Trade, as a wholly owned subsidiary of Issuer, a platform for operating in the public markets.  The Reporting Person participated in Exchange Transaction and acquired the shares of Issuer’s Common and Preferred Stock (collectively, the “Shares”) for investment purposes.  Consistent with such purposes, the Reporting Person has had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to his investment in the Shares and any other securities of the Issuer.

The Reporting Person will continue to evaluate his investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease his investment position in the Shares and other securities of the Issuer.  The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Person has no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) As of December 1, 2015, the Issuer had 20,935,010 shares of Common Stock and 5,000,000 shares of Preferred Stock issued and outstanding. The Reporting Person beneficially owns 9,900,000 shares of the Issuer’s Common Stock and 5,000,000 shares of the Issuer’s Preferred Stock, each share of which is convertible into one share of Common Stock, or 47.29% of issued and outstanding shares of the Issuer’s Common Stock and 100% of the Issuer’s issued and outstanding shares of Preferred Stock, representing approximately 57.45% of the Issuer’s issued and outstanding capital stock on a fully diluted basis. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting of investment power with respect to securities.

(b) The Reporting Person has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

(c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares by the Reporting Person during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters described in Items 3 and 4, the Reporting Person has not executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material To Be Filed As An Exhibit

Exhibit 1:  Form of Share Exchange Agreement dated December 1, 2015, by and among SMSA Ballinger Acquisition Corp., Tiger Trade Technologies, Inc. (“Tiger Trade”) and the stockholders of Tiger Trade.

Exhibit 2: :  Form of Cancellation Agreement dated December 1, 2015, among SMSA Ballinger Acquisition Corp., Tiger Trade and Orsolya Peresztegi.

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Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2015	/s/ Gust Kepler Gust Kepler, Individually

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Exhibit 1

SHARE EXCHANGE AGREEMENT

BY AND AMONG

SMSA BALLINGER ACQUISITION CORP.,

Tiger Trade Technologies, Inc.,

AND ITS SHAREHOLDERS

December 1, 2015

SHARE EXCHANGE AGREEMENT

This SHARE EXCHANGE AGREEMENT (this “Agreement”), dated as of December 1, 2015, is by and among SMSA Ballinger Acquisition Corp., a Nevada corporation, (the “Parent”), Tiger Trade Technologies, Inc., a Texas corporation (the “Company”), and the Shareholders of the Company identified on Annex A hereto (each, a “Shareholder,” and together, the “Shareholders”).  Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively, as the “Parties.”

BACKGROUND

The Company has a designated number of shares of capital stock (the “Company Stock”) outstanding, all of which are held by the Shareholders.  Each Shareholder is the record and beneficial owner of the number of shares of Company Stock set forth opposite such Shareholder’s name on Annex A hereto.  Each Shareholder has agreed to transfer all of his, her or its (hereinafter “its”) shares of Company Stock in exchange for a number of newly issued shares of the Common Stock, par value $0.001 per share or the Series A Convertible Preferred Stock, par value $0.001 per share (as applicable), of the Parent (collectively, the “Parent Stock”) that will, in the aggregate, after giving effect to the Cancellation Agreement (hereinafter defined), constitute approximately 88% of the issued and outstanding capital stock of the Parent on a fully-diluted basis as of and immediately after the Closing (as defined hereinafter).  The number of shares of Parent Stock to be received by each Shareholder is listed opposite each such Shareholder’s name on Annex A.  The aggregate number of shares of Parent Stock that is reflected on Annex A is referred to herein as the “Shares.”

The exchange of Company Stock for Parent Stock is intended to constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986  (the “Code”), as amended.

The board of directors of the Parent and the Company have determined that it is desirable to effect this plan of reorganization and share exchange.

AGREEMENT

NOW THEREFORE, the Parties agree as follows:

ARTICLE I.
Exchange of Shares

Section 1.01. Exchange by Shareholders.  At the Closing (as defined in Section 1.02), each of the Shareholders shall sell, transfer, convey, assign and deliver to the Parent its Company Stock free and clear of all Liens (as defined below) in exchange for the Parent Stock listed on Annex A opposite such Shareholder’s name.

Section 1.02. Closing.  The closing (the “Closing”) of the transactions contemplated hereby (the “Transactions”) shall take place at the offices of the Parent commencing at 9:00 a.m. local time on the business day following the satisfaction or waiver of all conditions to the obligations of the parties to consummate the Transactions contemplated hereby (other than conditions with respect to actions the respective parties will take at the Closing itself), or such other date and time as the parties may mutually determine (the “Closing Date”).

ARTICLE II.
Representations and Warranties of Shareholders

Each of the Shareholders hereby severally (and not jointly) represents and warrants to the Parent with respect to itself, as follows:

Section 2.01. Good Title.  Each Shareholder is the record and beneficial owner, and has good title to its Company Stock, with the right and authority to sell and deliver such Company Stock.  Upon delivery of any certificate or certificates duly assigned, representing the same as herein contemplated and/or upon registering of the Parent as the new owner of such Company Stock in the share register of the Company, the Parent will receive good title to such Company Stock, free and clear of all liens, security interests, pledges, equities and claims of any kind, voting trusts, shareholder agreements and other encumbrances (collectively, “Liens”).

Section 2.02. Power and Authority.  All acts required to be taken by the Shareholder to enter into this Agreement and to carry out the Transactions have been properly taken.  This Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable against such Shareholder in accordance with the terms hereof.

Section 2.03. No Conflicts.  The execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its obligations hereunder in accordance with the terms hereof: (a) will not require the consent of any third party or any central, provincial, regional, local, municipal or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (“Governmental Entity”) under any statutes, laws, ordinances, rules, regulations, orders, writs, injunctions, judgments, or decrees (collectively, “Laws”); (b) will not violate any Laws applicable to such Shareholder and (c) will not violate or breach any contractual obligation to which such Shareholder is a party.

Section 2.04. No Finder’s Fee.  No Shareholder has created any obligation for any finder’s, investment banker’s or broker’s fee in connection with the Transactions.

Section 2.05. Purchase Entirely for Own Account.  The Parent Stock proposed to be acquired by the Shareholder hereunder will be acquired for investment for its own account, and not with a view to the resale or distribution of any part thereof, and the Shareholder has no present intention of selling or otherwise distributing the Parent Stock, except in compliance with applicable securities laws.

Section 2.06. Available Information.  The Shareholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of investment in the Parent.

Section 2.07. Non-Registration. The Shareholder understands that the Parent Stock has not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and, if issued in accordance with the provisions of this Agreement, will be issued by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Shareholder’s representations as expressed herein.  The non-registration shall have no prejudice with respect to any rights, interests, benefits and entitlements attached to the Parent Stock in accordance with the Parent charter documents or the laws of its jurisdiction of incorporation.

Section 2.08. Restricted Securities. The Shareholder understands that the Parent Stock is characterized as “restricted securities” under the Securities Act inasmuch as this Agreement contemplates that, if acquired by the Shareholder pursuant hereto, the Parent Stock would be acquired in a transaction not involving a public offering.  The Shareholder further acknowledges that if the Parent Stock is issued to the Shareholder in accordance with the provisions of this Agreement, such Parent Stock may not be resold without registration under the Securities Act or the existence of an exemption therefrom.  The Shareholder represents that it is familiar with Rule 144 promulgated under the Securities Act, as presently in effect (“Rule 144”), and understands the resale limitations imposed thereby and by the Securities Act.

Section 2.09. Accredited Investor.  The Shareholder is an “accredited Investor” within the meaning of Rule 501 under the Securities Act and the Shareholder was not organized for the specific purpose of acquiring the Parent Stock.

Section 2.10. Legends.  It is understood that the Parent Stock will bear the following legend or one that is substantially similar to the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION STATEMENT IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

Additionally, the Parent Stock will bear any legend required by the “blue sky” laws of any state to the extent such laws are applicable to the securities represented by the certificate so legended.

ARTICLE III.
Representations and Warranties of the Company

The Company represents and warrants as follows to the Parent that, except as set forth in the letter delivered from the Company to the Parent concurrently herewith (the “Company Disclosure Letter”), regardless of whether or not the Company Disclosure Letter is referenced below with respect to any particular representation or warranty:

Section 3.01. Organization, Standing and Power.  The Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the Company, a material adverse effect on the ability of the Company to perform its obligations under this Agreement or on the ability of the Company to consummate the Transactions (a “Company Material Adverse Effect”).  The Company is duly qualified to do business in each jurisdiction where the nature of its business or its ownership or leasing of its properties make such qualification necessary except where the failure to so qualify would not reasonably be expected to have a Company Material Adverse Effect.  The Company has delivered to the Parent true and complete copies of the Certificate of Formation of the Company and such other constituent instruments of the Company as may exist, each as amended to the date of this Agreement (as so amended, the “Company Constituent Instruments”).

Section 3.02. No Company Subsidiaries; Equity Interests.

(a) The Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

Section 3.03. Capital Structure.  The authorized capital stock of the Company consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock, of which only 17,900,000 shares of common stock and 5,000,000 shares of preferred stock are issued and outstanding.  Except as set forth above, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding.  All outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the applicable corporate laws of the State of Texas, the Company Constituent Instruments or any Contract (as defined in Section 3.05) to which the Company is a party or otherwise bound.  There are not any bonds, debentures, notes or other indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Stock (“Voting Company Debt”).  Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company is a party or by which any of them is bound (a) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Voting Company Debt, (b) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (c) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of the capital stock of the Company.  As of the date of this Agreement, there are not any outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

Section 3.04. Authority; Execution and Delivery; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized and approved by the board of directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Transactions.  When executed and delivered, this Agreement will be enforceable against the Company in accordance with its terms.

Section 3.05. No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company under, any provision of (i) the Company Constituent Instruments, (ii) any material contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument (a “Contract”) to which the Company is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any material judgment, order or decree (“Judgment”) or material Law applicable to the Company or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except for required filings with the Securities and Exchange Commission (the “SEC”) and applicable “Blue Sky” or state securities commissions, if any, no material consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions.

Section 3.06. Litigation.  There is no action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or threatened in writing against or affecting the Company, or any of its properties before or by any court, arbitrator, governmental or administrative agency, regulatory authority (central, provincial, regional, local, municipal or foreign), stock market, stock exchange or trading facility (“Action”) which (a) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or the Company Stock or (b) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Company Material Adverse Effect.  Neither the Company, nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a claim or violation of or liability under central or provincial securities laws or a claim of breach of fiduciary duty.

Section 3.07. Disclosure.  The Company confirms that neither it nor any person acting on its behalf has provided any Shareholder or its respective agents or counsel with any information that the Company believes constitutes material, non-public information except insofar as the existence and terms of the proposed transactions hereunder may constitute such information and except for information that will be disclosed by the Parent under a current report on Form 8-K filed within four business days after the Closing.

ARTICLE IV.
Representations and Warranties of the Parent

The Parent represents and warrants as follows to each Shareholder and the Company that:

Section 4.01. Organization, Standing and Power.  The Parent is duly organized, validly existing and in good standing under the laws of the State of Nevada and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the Parent, a material adverse effect on the ability of the Parent to perform its obligations under this Agreement or on the ability of the Parent to consummate the Transactions (a “Parent Material Adverse Effect”).  The Parent is duly qualified to do business in each jurisdiction where the nature of its business or their ownership or leasing of its properties make such qualification necessary and where the failure to so qualify would reasonably be expected to have a Parent Material Adverse Effect.  The Parent has delivered to the Company true and complete copies of the certificate or articles of incorporation of the Parent, as amended to the date of this Agreement (as so amended, the “Parent Charter”), and the Bylaws of the Parent, as amended to the date of this Agreement (as so amended, the “Parent Bylaws”).

Section 4.02. Subsidiaries; Equity Interests.  The Parent does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

Section 4.03. Capital Structure.  The authorized capital stock of the Parent consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.  As of the date of this Agreement (a) 10,030,612 shares of Parent common stock are issued and outstanding; (b) no shares of preferred stock are outstanding and (c) no shares of Parent common stock or preferred stock are held by the Parent in its treasury.  Except as set forth above, no shares of capital stock or other voting securities of the Parent are issued, reserved for issuance or outstanding.  All outstanding shares of the capital stock of the Parent are, and all such shares that may be issued prior to the date hereof will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law of the State of Nevada, the Parent Charter, the Parent Bylaws or any Contract to which the Parent is a party or otherwise bound.  There are not any bonds, debentures, notes or other indebtedness of the Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Stock may vote (“Voting Parent Debt”).  There are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Parent is a party or by which it is bound (a) obligating the Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Parent or any Voting Parent Debt, (b) obligating the Parent to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (c) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of the capital stock of the Parent.  As of the date of this Agreement, there are not any outstanding contractual obligations of the Parent to repurchase, redeem or otherwise acquire any shares of capital stock of the Parent.

Section 4.04. Authority; Execution and Delivery; Enforceability.  The execution and delivery by the Parent of this Agreement and the consummation by the Parent of the Transactions have been duly authorized and approved by the board of directors of the Parent and no other corporate proceedings on the part of the Parent are necessary to authorize this Agreement and the Transactions. This Agreement constitutes a legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with the terms hereof.

Section 4.05. No Conflicts; Consents.

(a) The execution and delivery by the Parent of this Agreement, does not, and the consummation of Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Parent under, any provision of (i) the Parent Charter or Parent Bylaws, (ii) any material Contract to which the Parent is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.05(b), any material Judgment or material Law applicable to the Parent or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Parent in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions.

Section 4.06. Absence of Certain Changes or Events.  From the date of inception to the date of this Agreement, the Parent has conducted its business only in the ordinary course, and during such period there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Parent, except changes in the ordinary course of business that have not caused, in the aggregate, a Parent Material Adverse Effect;

(b) any damage, destruction or loss, whether or not covered by insurance, that would have a Parent Material Adverse Effect;

(c) any waiver or compromise by the Parent of a valuable right or of a material debt owed to it;

(d) any satisfaction or discharge of any Lien, claim, or encumbrance or payment of any obligation by the Parent, except in the ordinary course of business and the satisfaction or discharge of which would not have a Parent Material Adverse Effect;

(e) any material change to a material Contract by which the Parent or any of its assets is bound or subject;

(f) any material change in any compensation arrangement or agreement with any employee, officer, director or shareholder;

(g) any resignation or termination of employment of any officer of the Parent;

(h) any mortgage, pledge, transfer of a security interest in, or Lien, created by the Parent, with respect to any of its material properties or assets, except Liens for taxes not yet due or payable and Liens that arise in the ordinary course of business and do not materially impair the Parent’s ownership or use of such property or assets;

(i) any loans or guarantees made by the Parent to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(j) any declaration, setting aside or payment or other distribution in respect of any of the Parent’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by the Parent;

(k) any alteration of the Parent’s method of accounting or the identity of its auditors;

(l) any issuance of equity securities to any officer, director or affiliate, except pursuant to existing Parent stock option plans; or

(m) any arrangement or commitment by the Parent to do any of the things described in this Section 4.06.

Section 4.07. Taxes.

(a) The Parent has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  All Taxes shown to be due on such Tax Returns, or otherwise owed, has been timely paid, except to the extent that any failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Parent, and no requests for waivers of the time to assess any such Taxes are pending, except to the extent any such deficiency or request for waiver, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Parent.  The Parent is not bound by any agreement or Lien under which the Parent could become liable for a tax liability of any person other than the Parent.

Section 4.08. Absence of Changes in Benefit Plans.  Since inception there has not been any adoption or amendment in any material respect by the Parent of any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Parent (collectively, “Parent Benefit Plans”).  As of the date of this Agreement there are not any employment, consulting, indemnification, severance or termination agreements or arrangements between the Parent and any current or former employee, officer or director of the Parent, nor does the Parent have any general severance plan or policy.

Section 4.09. ERISA Compliance; Excess Parachute Payments.  The Parent does not, and since its inception never has, maintained, or contributed to any “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) or any other Parent Benefit Plan for the benefit of any current or former employees, consultants, officers or directors of the Parent.

Section 4.10. Litigation.  There is no Action which (a) adversely affects or challenges the legality, validity or enforceability of any of this Agreement or the Shares or (b) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Parent Material Adverse Effect.  Neither the Parent nor any subsidiary, nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a claim or violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.

Section 4.11. Compliance with Applicable Laws.  The Parent is in compliance with all applicable Laws, including those relating to occupational health and safety, the environment, export controls, trade sanctions and embargos, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.  The Parent has not received any written communication during the past two years from a Governmental Entity that alleges that the Parent is not in compliance in any material respect with any applicable Law.  The Parent is in compliance with all effective requirements of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations thereunder, that are applicable to it, except where such noncompliance could not have or reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.12. Contracts.  The Parent is not in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

Section 4.13. Title to Properties.  The Parent has good title to, or valid leasehold interests in, all of its properties and assets used in the conduct of its businesses.  All such assets and properties, other than assets and properties in which the Parent has leasehold interests, are free and clear of all Liens, except for Liens that, in the aggregate, do not and will not materially interfere with the ability of the Parent to conduct business as currently conducted.  The Parent has complied in all material respects with the terms of all material leases to which it is a party and under which it is in occupancy, and all such leases are in full force and effect.  The Parent enjoys peaceful and undisturbed possession under all such material leases.

Section 4.14. Intellectual Property.  No claims are pending or, to the knowledge of the Parent, threatened that the Parent is infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right.

Section 4.15. Labor Matters.  There are no collective bargaining or other labor union agreements to which the Parent is a party or by which it is bound.  No material labor dispute exists or, to the knowledge of the Parent, is imminent with respect to any of the employees of the Parent.

Section 4.16. Transactions With Affiliates and Employees None of the officers or directors of the Parent and, to the knowledge of the Parent, none of the employees of the Parent is presently a party to any transaction with the Parent or any subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Parent, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.17. No Additional Agreements.  The Parent does not have any agreement or understanding with the Shareholders with respect to the transactions contemplated by this Agreement other than as specified in this Agreement.

Section 4.18. Investment Company.  The Parent is not, and is not an affiliate of, and immediately following the Closing will not have become, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 4.19. Foreign Corrupt Practices.  Neither the Parent, nor to the Parent’s knowledge, any director, officer, agent, employee or other person acting on behalf of the Parent or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Parent (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

ARTICLE V.
  Deliveries

Section 5.01. Deliveries of the Shareholders.

(a) Concurrently herewith each Shareholder is delivering to the Parent and to the Company this Agreement executed by the Shareholder.

(b) At or prior to the Closing, each Shareholder shall deliver to the Parent:

(i) certificate(s) representing its Company Stock; and

(ii) a duly executed instrument of transfer for transfer by the Shareholder of its Company Stock to the Parent.

Section 5.02. Deliveries of the Parent.

(a) Concurrently herewith, the Parent is delivering to the Company and to each Shareholder a copy of this Agreement executed by the Parent.

(b) At or prior to the Closing, the Parent shall deliver to the Company:

(i) a letter of resignation of Orsolya Peresztegi from all offices she holds with the Parent effective upon the Closing;

(ii) evidence of the election of a designee of the Company as a director of the Parent and as the Chief Executive Officer, President, Secretary and Chief Financial Officer of the Parent effective as of the Closing; and

(c) At or within 5 business days following the Closing, the Parent shall deliver to each Shareholder, a certificate or certificates representing the new shares of Parent Stock issued to such Shareholder as set forth opposite to his name on Annex A:

Section 5.03.    Deliveries of the Company.  Concurrently herewith, the Company is delivering to the Parent this Agreement executed by the Company.

ARTICLE VI.
Conditions to Closing

Section 6.01. Shareholders and Company Conditions Precedent.  The obligations of the Shareholders and the Company to enter into and complete the Closing is subject, at the option of the Shareholders and/or the Company, to the fulfillment on or prior to the Closing Date of the following conditions.

(a) Representations and Covenants. The representations and warranties of the Parent contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.  The Parent shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Parent on or prior to the Closing Date.

(b) Litigation.  No action, suit or proceeding shall have been instituted before any court or governmental or regulatory body or instituted or threatened by any governmental or regulatory body to restrain, modify or prevent the carrying out of the Transactions or to seek damages or a discovery order in connection with such Transactions, or which has or may have, in the reasonable opinion of the Company or any Shareholders, a materially adverse effect on the assets, properties, business, operations or condition (financial or otherwise) of the Parent or the Company.

(c) No Material Adverse Change.  There shall not have been any occurrence, event, incident, action, failure to act, or transaction since September 30, 2015 which has had or is reasonably likely to cause a Parent Material Adverse Effect.

(d) Post-Closing Capitalization.  At and immediately after the Closing, the authorized capitalization, and the number of issued and outstanding shares of the capital stock of  the Parent, on a fully-diluted basis, as indicated on a schedule to be delivered by the Parties at or prior to the Closing, shall be acceptable to the Company and the Shareholders in their sole and absolute discretion.

(e) Deliveries.  The deliveries specified in Section 5.02 shall have been made by the Parent.

(f) Cancellation Agreement.  Orsolya Peresztegi shall execute and deliver to the Company and Parent a Cancellation Agreement (the “Cancellation Agreement”) effecting the cancellation of Seven Million Ninety-Five Thousand Six Hundred Two (7,095,602) shares of Parent common stock, effective as of the Closing Date in exchange for a cancellation fee of Two Hundred Forty-Five Thousand Dollars ($245,000).

Section 6.02. Parent Conditions Precedent.  The obligations of the Parent to enter into and complete the Closing is subject, at the option of the Parent, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Parent in writing.

(a) Representations and Covenants. The representations and warranties of the Shareholders and the Company contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date.  The Shareholders and the Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Shareholders and the Company on or prior to the Closing Date.

(b) Litigation.  No action, suit or proceeding shall have been instituted before any court or governmental or regulatory body or instituted or threatened by any governmental or regulatory body to restrain, modify or prevent the carrying out of the Transactions or to seek damages or a discovery order in connection with such Transactions, or which has or may have, in the reasonable opinion of the Parent, a materially adverse effect on the assets, properties, business, operations or condition (financial or otherwise) of the Company.

(c) No Material Adverse Change.  There shall not have been any occurrence, event, incident, action, failure to act, or transaction which has had or is reasonably likely to cause a Company Material Adverse Effect.

(d) Post-Closing Capitalization.  At, and immediately after, the Closing, the authorized capitalization, and the number of issued and outstanding shares of the capital stock of the Parent, on a fully-diluted basis, as indicated on a schedule to be delivered by the Parties at or prior to the Closing, shall be acceptable to the Parent in its sole and absolute discretion.

(e) Deliveries.  The deliveries specified in Section 5.01 and Section 5.03 shall have been made by the Shareholders and the Company, respectively.

ARTICLE VII.
Covenants

Section 7.01. Public Announcements.  The Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 7.02. Fees and Expenses.  All fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses, whether or not this Agreement is consummated.

Section 7.03. Continued Efforts.  Each Party shall use commercially reasonable efforts to (a) take all action reasonably necessary to consummate the Transactions, and (b) take such steps and do such acts as may be necessary to keep all of its representations and warranties true and correct as of the Closing Date with the same effect as if the same had been made, and this Agreement had been dated, as of the Closing Date.

Section 7.04. Exclusivity.  The Parent shall not (a) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of any capital stock or other voting securities of the Parent, or any assets of the Parent (including any acquisition structured as a merger, consolidation, share exchange or other business combination), (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing, or (c) take any other action that is inconsistent with the Transactions and that has the effect of avoiding the Closing contemplated hereby.  The Parent shall notify the Company immediately if any person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

Section 7.05. Access.  Each Party shall permit representatives of each other Party to have full access to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to such Party.

Section 7.06. Preservation of Business.  From the date of this Agreement until the Closing Date, each of the Company and the Parent shall operate only in the ordinary and usual course of business consistent with past practice (provided, however, that Parent shall not issue any securities without the prior written consent of the Company), and shall use reasonable commercial efforts to (a) preserve intact its respective business organization, (b) preserve the good will and advantageous relationships with customers, suppliers, independent contractors, employees and other Persons material to the operation of its respective business, and (c) not permit any action or omission which would cause any of its respective representations or warranties contained herein to become inaccurate or any of its respective covenants to be breached in any material respect.

ARTICLE VIII.
  Miscellaneous

Section 8.01. Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Parent, to:

Orsolya Peresztegi, President
2591 Dallas Parkway, Suite 102
Frisco, TX 75034

If to the Company, to:

Tiger Trade Technologies, Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240
Attention: Gust Kepler

If to Shareholders at the addresses set forth in Annex A hereto.

Section 8.02. Amendments; Waivers; No Additional Consideration.  No provision of this Agreement may be waived or amended except in a written instrument signed by the Company, the Parent and all Shareholders.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right.  No consideration shall be offered or paid to any Shareholder to amend or consent to a waiver or modification of any provision of any transaction document unless the same consideration is also offered to all Shareholders who then hold Shares.

Section 8.03. Replacement of Securities.  If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Parent shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Parent of such loss, theft or destruction and customary and reasonable indemnity, if requested.  The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares.  If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Parent may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

Section 8.04. Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Shareholders, the Parent and the Company will be entitled to specific performance under this Agreement.  The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 8.05. Limitation of Liability.  Notwithstanding anything herein to the contrary, each of the Parent and the Company acknowledge and agree that the liability of a Shareholder arising directly or indirectly, under any transaction document of any and every nature whatsoever shall be satisfied solely out of the assets of such Shareholder, and that no trustee, officer, other investment vehicle or any other affiliate of such Shareholder or any investor, shareholder or holder of shares of beneficial interest of such Shareholder shall be personally liable for any liabilities of such Shareholder.

Section 8.06. Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

Section 8.07. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that Transactions contemplated hereby are fulfilled to the extent possible.

Section 8.08. Counterparts; Facsimile Execution.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.  Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

Section 8.09. Entire Agreement; Third Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the Transactions and (b) are not intended to confer upon any person other than the Parties any rights or remedies.

Section 8.10. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the laws of Nevada are mandatorily applicable to the Transactions.

Section 8.11. Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

[Signature Page Follows]

The Parties hereto have executed and delivered this Share Exchange Agreement as of the date first above written.

SMSA Ballinger Acquisition Corp.

By:_______________________________
Name: Orsolya Peresztegi
Title: President

Tiger Trade Technologies, Inc.

By:________________________________
Name: Gust Kepler
Title: President

SHAREHOLDERS:

____________________________________
Gust Kepler

Karma Black Box, LLC

By:________________________________
Name: _______________________

____________________________________
Dalya Sulaiman

____________________________________
Craig C. Stiff Jr.

____________________________________
Cheryl Musick

____________________________________
Eris Nushi

[Signature Page to Share Exchange Agreement]

____________________________________
Charles Solomon Jr.

____________________________________
Tomi Demirazi

____________________________________
Ara R. Dayian

SKW Partners, LP

By:________________________________
Name: _______________________

____________________________________
Jeff Swaney

Judy Children Inheritance Trust Dtd 12/7/2005

By:________________________________
Name: Gust Kepler, Trustee

____________________________________
Elaine T. Reynolds

Magness Design Inc.

By:________________________________
Name: _______________________

Equity Trust Co Cust FBO Robert Magness IRA

By:________________________________
Name: _______________________

____________________________________
Mark H. Reynolds

[Signature Page to Share Exchange Agreement]

____________________________________
Sean Patel

Equity Trust Co Cust FBO Sean M Patel IRA

By:________________________________
Name: _______________________

____________________________________
Ben Almerico

____________________________________
Ryan Long

____________________________________
John Mabry Jr.

____________________________________
John Mabry Sr.

____________________________________
Robert Magness

____________________________________
Shelley Buhner

____________________________________
Jonathan Buklas

[Signature Page to Share Exchange Agreement]

ANNEX A

Shareholders of Tiger Trade Technologies, Inc.

Name and Address of Shareholder	Number of Shares of Company Common Stock Being Exchanged	Number of Shares of Parent Common Stock to be Received by Shareholder
Gust Kepler 13155 Noel Road, Suite 2400 Dallas, Texas 75240	9,900,000	9,900,000
Karma Black Box, LLC 2 lake Forest Court Trophy Club, Texas 76262	5,000,000	5,000,000
Dalya Sulaiman Merkez Mah Cavusbasi Villa A7 Istanbul, Turkey	666,666	666,666
Craig C. Stiff Jr. 6511 Hillcrest Avenue, #1001 Dallas, Texas 75205	433,334	433,334
Cheryl Musick 2322 N. Harrison St. Davenport, Iowa 52803	200,000	200,000
Eris Nushi 14000 Noel Road #1120 Dallas, Texas 75240	380,000	380,000
Charles Solomon Jr. 4337 Livingston Avenue Dallas, Texas 75205	50,000	50,000
Tomi Demirazi 619 Sheffield Drive Dallas, Texas 75211	50,000	50,000
Ara R. Dayian 1709 Bison Meadow Lane Heath, Texas 75032	440,000	440,000
SKW Partners, LP 10455 N. Central Expressway Suite 109-340 Dallas, Texas 75231	50,000	50,000
Jeff Swaney P.O. Box 250967 Plano, Texas 75025	50,000	50,000
Gust Kepler, Trustee Judy Children Inheritance Trust DTD 12/7/2005 14110 N. Dallas Parkway, Suite 265 Dallas, Texas 75254	10,000	10,000

Name and Address of Shareholder	Number of Shares of Company Common Stock Being Exchanged	Number of Shares of Parent Common Stock to be Received by Shareholder
Elaine T. Reynolds 3500 Austin Avenue Waco, Texas 76710	20,000	20,000
Magness Design Inc. 71 Nassau Street #10C New York, New York 10038	50,000	50,000
Equity Trust Co Cust FBO Robert Magness IRA 1 Equity Way Westlake, Ohio 44145	100,000	100,000
Mark H. Reynolds 3500 Austin Avenue Waco, Texas 76710	20,000	20,000
Sean Patel 4319 Normandy Avenue Dallas, Texas 75205	5,592	5,592
Equity Trust Co Cust FBO Sean M. Patel IRA 4319 Normandy Avenue Dallas, Texas 75205	44,408	44,408
Ben Almerico 23 Country Club Park Covington, Louisiana 70433	180,000	180,000
Ryan Long 7207 Brennans Drive Dallas, Texas 75214	40,000	40,000
John Mabry Jr. 2611 Arroyo Road Waco, Texas 76710	20,000	20,000
John Mabry Sr. 2708 Merrimac Circle Waco, Texas 76710	100,000	100,000
Robert Magness 71 Nassau Street #10C New York, New York 10038	30,000	30,000
Robert Magness 71 Nassau Street #10C New York, New York 10038	20,000	20,000
Jonathan Buklas 3636 N. Fremont St. #3 Chicago, Illinois 60613	20,000	20,000

Name and Address of Shareholder	Number of Shares of Company Common Stock Being Exchanged	Number of Shares of Parent Common Stock to be Received by Shareholder
Shelley Buhner 7201 Westover Road Waco, Texas 76710	20,000	20,000
Totals:	17,900,000	17,900,000

Name and Address of Shareholder	Number of Shares of Company Series A Convertible Preferred Stock Being Exchanged	Number of Shares of Parent Series A Convertible Preferred Stock to be Received by Shareholder
Gust Kepler 13155 Noel Road, Suite 2400 Dallas, Texas 75240	5,000,000	5,000,000
Totals:	5,000,000	5,000,000

Exhibit 2

CANCELLATION AGREEMENT

CANCELLATION AGREEMENT dated December 1, 2015 (this “Agreement”), by and among, SMSA Ballinger Acquisition Corp., a Nevada corporation (the “Company”), Tiger Trade Technologies, Inc., a Texas corporation (the “Target”) and Orsolya Peresztegi, a resident of the State of Texas (the “Cancelling Party”).

BACKGROUND

On or about the date hereof, the Company has entered into a Share Exchange Agreement with the Target and its shareholders pursuant to which the Target’s Members acquired 17,900,000 shares (the “Shares”) of the Company’s common stock (the “Share Exchange Transaction”).

It is a condition precedent to the consummation of the Share Exchange Transaction that the Cancelling Party enter into this Agreement, which will effectuate the cancellation of 7,095,602 shares of the common stock, par value $.001 per share, of the Company held by the Cancelling Party (the “Subject Shares”).  The Cancelling Party is entering into this Agreement to, among other things, induce the Target to enter into the Share Exchange Transaction and the Cancelling Party acknowledges that the Target would not consummate the transactions contemplated by the Share Exchange Transaction unless the transactions contemplated hereby are effectuated in accordance herewith.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Cancellation of Subject Shares and Consideration.  The Cancelling Party hereby irrevocably instructs the Company and the Company’s transfer agent to cancel the Subject Shares such that the Subject Shares will no longer be outstanding on the stock ledger of the Company and such that the Cancelling Party shall no longer have any interest in the Subject Shares whatsoever.  The Company shall immediately deliver to the Company’s transfer agent irrevocable instructions providing for the cancellation of the Subject Shares.

In consideration for the cancellation of the Subject Shares, the Target hereby agrees to pay to the Cancelling Party the amount of $245,000 via wire-transferred funds (the “Cancellation Fee”).

2. Representations by the Cancelling Party.

(a) The Cancelling Party owns the Subject Shares, of record and beneficially, free and clear of all liens, claims, charges, security interests, and encumbrances of any kind whatsoever.  The Cancelling Party has sole control over the Subject Shares or sole discretionary authority over any account in which they are held.  Except for this Agreement, no person has any option or right to purchase or otherwise acquire the Subject Shares, whether by contract of sale or otherwise, nor is there a “short position” as to the Subject Shares.

(b) The Cancelling Party has full right, power and authority to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Cancelling Party and constitutes a valid, binding obligation of the Cancelling Party, enforceable against it in accordance with its terms (except as such enforceability may be limited by laws affecting creditor's rights generally).

1

3. Further Assurances.  Each party to this Agreement will use his or its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including the execution and delivery of such other documents and agreements as may be necessary to effectuate the cancellation of the Subject Shares).

4. Amendment and Waiver.  Any term, covenant, agreement or condition of this Agreement may be amended, with the written consent of the Company and the Cancelling Party, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by one or more substantially concurrent written instruments signed by the Company and the Cancelling Party.

5. Survival of Agreements, Representations and Warranties, etc.  All representations and warranties contained herein shall survive the execution and delivery of this Agreement.

6. Successors and Assigns.  This Agreement shall bind and inure to the benefit of and be enforceable by the Company and the Cancelling Party, and their respective successors and assigns.

7. Governing Law.  This Agreement (including the validity thereof and the rights and obligations of the parties hereunder and thereunder) and all amendments and supplements hereof and thereof and all waivers and consents hereunder and thereunder shall be construed in accordance with and governed by the internal laws of the State of Texas without regard to its conflict of laws rules, except to the extent the laws of Nevada are mandatorily applicable.

8. Miscellaneous.  This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.  This Agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts but all such counterparts shall together constitute but one and the same instrument.  This Agreement may be reproduced by any electronic, photographic, photo static, magnetic, microfilm, microfiche, microcard, miniature photographic, facsimile or other similar process and the original thereof may be destroyed.  The parties agree that any such reproduction shall, to the extent permitted by law, be as admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not the reproduction was made in the regular course of business) and that any enlargement, facsimile or further reproduction shall likewise be admissible in evidence.  Facsimile execution and delivery of this Agreement is legal, valid and binding execution and delivery for all purposes.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SMSA Ballinger Acquisition Corp.

By: ____________________________________________
Name: Orsolya Peresztegi
Title: President

_______________________________________________
Orsolya Peresztegi

Tiger Trade Technologies, Inc.

By: ____________________________________________
Name: Gust Kepler
Title: President

[Signature Page to Cancellation Agreement]